UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

SITO Mobile, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82988R203

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane, Chatham,

New Jersey, 07928

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82988R203	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Stephen D. Baksa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,060 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,060 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,060 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock, which includes (i) 776,326 shares of Common Stock held directly by the Reporting Person; (ii) 204,734 shares of Common Stock held by in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile, Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

(2) All percentages of beneficial ownership presented herein are based on an aggregate of 20,681,047 shares issued and outstanding as of November 14, 2016 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2016.

(3) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Thomas M. Candelaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,750(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,750 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock, which includes (i) 386,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

(2) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 4 of 9

Item 1.	Security and Issuer.

This Amendment No. 3 to that certain Schedule 13D filed with the Securities and Exchange Commission on March 17, 2017, as amended by Amendments No. 1 and No. 2 thereto, both dated April 7, 2017, relates to the Common Stock, $0.001 par value (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

This Amendment No. 3 is being filed to disclose the recent activities set forth in Item 4. Capitalized terms used, but not defined herein shall have the meaning set forth in the Schedule 13D and its previous amendments.

Item 2.	Identity and Background.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 5 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended to add the paragraphs at the end hereof:

On April 12, 2017, the Reporting Persons filed a preliminary consent solicitation statement (the “Consent Solicitation”) on Form PREC14A with the Securities and Exchange Commission in connection with the solicitation of written consents from the stockholders of the Issuer for approval of the actions contemplated by each of the four proposals described in the Consent Solicitation (together, the “Proposals”).

•	Proposal 1 seeks to repeal the purported amendment and restatement on March 23, 2017 by the Issuer’s Board of Directors (“Board”) of the Bylaws of the Issuer to return the Bylaws to the form that was in effect immediately prior to such amendment and restatement, as reflected in Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission dated May 11, 2016, other than to include a provision that permits any vacancy on the Board occurring between annual meetings of the stockholders or of special meetings of stockholders called for the election of directors, resulting from the removal of one or more directors, for cause or without cause, or from newly created directorships, to be filled by the vote of the holders of a majority of the shares of each class or series of voting stock, present in person or by proxy, or acting by written consent in lieu of a meeting, then entitled to vote at an election of directors.

•	Proposal 2 seeks to set the size of the Board at six (6) directors.

•	Proposal 3 seeks to remove the following current members of the Board: Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman and Joseph Beatty (and any other person or persons elected, appointed or designated by the Board, or any committee thereof, to fill any vacancy or newly created directorship from April 12, 2017 until the time that the actions proposed to be taken by the Consent Solicitation become effective), other than those directors elected by the Consent Solicitation and Mr. Brent Rosenthal.

•	Proposal 4 seeks to elect each of Michael Durden, Itzhak Fisher, Thomas J. Pallack, Matthew Stecker and Thomas Thekkethala (the “Nominees”) to serve as a director of the Issuer, or if any Nominee becomes unable or unwilling to serve as a director of the Issuer or if the size of the Board is increased, in either case prior to the effectiveness of this Proposal, any other person who is not a director, officer, employee or affiliate of the Reporting Persons, who shall be designated as a Nominee by Mr. Baksa), to fill the vacancies on the Board resulting from the increase in the size of the Board pursuant to Proposal 2 and the removal of certain directors pursuant to Proposal 3, each to serve, if elected, until the Issuer’s annual meeting of stockholders in 2018.

Also, on April 12, 2017, Mr. Baksa transmitted a letter to the Issuer in which he requested that the Board of the Issuer fix a record date with respect to the written consent of the Proposals. Notwithstanding such request, Mr. Baksa reserved his right under Section 213(b) of the Delaware General Corporate Law to proceed on the understanding that the record date with respect to the written consent for the Proposals will be the first date on which a signed written consent by a stockholder of the Issuer approving the Proposals is delivered to the Issuer.

CUSIP No. 82988R203	SCHEDULE 13D	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end hereof:

“Item 4 is hereby incorporated by reference.”

CUSIP No. 82988R203	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of March 17, 2017, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2	Nomination Notice dated as of April 7, 2017 (previously filed).

CUSIP No. 82988R203	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017

By:	/s/ Stephen D. Baksa
Name: Stephen D. Baksa

By:	/s/ Thomas Candelaria
Name: Thomas Candelaria